[Fluor Letterhead]

June 7, 2010

VIA EDGAR AND FAX

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Fluor Corporation
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the period ended March 31, 2010
Definitive Proxy Statement on Schedule 14A filed March 15, 2010
File No. 001-16129

Dear Mr. Decker:

The Staff provided comments, by letter dated May 12, 2010 (the “Comment Letter”), on the Company’s Form 10-K for the fiscal year ended December 31, 2009, Form 10-Q for the period ended March 31, 2010 and Definitive Proxy Statement on Schedule 14A filed March 15, 2010.  The Company’s responses set forth below have been numbered to correspond to the sequential numbering of the comments contained in the Comment Letter.  Furthermore, for your convenience in reviewing the responses, each comment has been set forth immediately prior to the response.

Copies of this letter are being delivered to Lisa Haynes, the Staff Accountant, and Pamela Long and Hagen Ganem, the Assistant Director and Staff Attorney identified in the Comment Letter.

Form 10-K For the Year Ended December 31, 2009

Cover Page

1.              In future filings, please revise your cover page to reflect that your common stock is registered pursuant to Section 12(b) of the Exchange Act.

Response:

In future filings, we will revise our cover page to reflect that our common stock is registered pursuant to Section 12(b) of the Exchange Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Operations, page 31

2.              In future filings, where there is more than one reason for a change between periods, please revise your segment MD&A for the periods presented to quantify the extent to which each reason contributed to the overall change in the segment line item.  For example, we note on page 32 that segment profit margins for the Industrial & Infrastructure segment were negatively impacted by a large mining project in which the segment reports all of the joint venture’s revenue, but only the segment’s share of the joint venture’s profit.  The overall impact of this situation on the segment’s profit and profit margin is unclear.  Please show us supplementally what your revised disclosure will look like.

Response:

We have carefully considered the foregoing comment and in future filings will continue to provide disclosures along the lines discussed below, including, when not competitively harmful, quantification of any factor that contributed to a material change in the Company’s operating results.  In those instances where quantification could cause competitive harm, we will look for alternative ways, if practical, to communicate the significance of such items without providing competitively sensitive information.  In addition, we will continue to discuss factors that, though not material, will allow for an enhanced understanding of our business.

In drafting our MD&A, we believe that we are diligent in our approach to ensure compliance with the requirements of Item 303 of Regulation S-K with regard to a discussion of our financial condition, changes in financial condition and results of operations.  In accordance with Item 303 (a), we endeavor to provide the information we believe is necessary to understand our financial statements, including a discussion of segment information which we believe is appropriate to better understand our business.  We are also cognizant of the requirements of Item 303 (a) (3) (i) and are diligent in the assessment of our compliance with these requirements to ensure we describe any unusual or infrequent events or transactions or any significant economic changes that materially [emphasis added] affected the amount of reported income.

Our business is characterized by a large number of projects that are undertaken on individually negotiated terms.  Thus, the services that we provide on a project and the pricing and profitability of our projects will vary due to the complexity of the job, the scope of services and stage of a project at any particular point in time.

A variety of factors arising in the normal course of business under various projects within a segment can cause segment revenue and segment profit margins to change from period to period.  For example, these changes may reflect the movement of certain projects from one phase of contract completion to another.  As stated in the MD&A, we typically earn higher margins during the engineering phase of a contract which is primarily at the beginning of the project as compared to the construction phase which is typically longer in duration and occurs as the engineering phase completes.  Similarly, as stated in the MD&A, segment revenue and segment profit margins can be affected by postponement of revenue recognition during contract disputes or while contract change orders are pending approval, among other things.  In addition, the relative impact on segment results of any particular factor affecting a specific project in any one period can vary depending on whether there are other developments on other projects within the segment during the same period or during a corresponding prior period.  Because of these considerations, we do not consider all period changes in segment financial information to be material, nor do we consider all underlying reasons for changes in segment financial information to be material.

Thus, when explaining fluctuations in operating results of the Company in a 10-K filing, we first provide a detailed description of our segments in the Business section (Part I, Item 1) and then disclose changes in revenue and segment profit for each segment.  In our segment MD&A discussions, we typically quantify the material items so that a reader will be able to understand known trends, events and uncertainties that have impacted or could impact the segment.  Nevertheless, in many cases we do not believe that quantifying the impact of any particular factor across all projects within a segment will provide meaningful information because, absent a contract-by-contract analysis, quantification will not provide any further context to the factor.  For this reason, our management likewise typically does not assess period-to-period segment performance by quantifying the impact of a particular factor across all projects within a segment.  Additionally, we typically identify but do not quantify factors that are not individually material to our results of operations, but that allow for an enhanced understanding of some of the routine variables affecting reported results.

When we determine that the impact of a particular factor across all of the projects within a segment reflects a material trend (as opposed to reflecting ordinary course fluctuations), we endeavor to call out that factor and highlight that trend.  In future filings, we will provide additional information by quantifying the effect of the trend on our reported results when practicable, in order to enhance readers’ understanding of the significance of the trend.

When an event that is not due to ordinary course fluctuations affects our segment results, we have generally in the past and will endeavor in the future to quantify the impact of that particular factor, unless such quantification could cause competitive harm.  For example, in the comparison of segment results for 2009 vs. 2008 for the Industrial & Infrastructure (I&I) segment in the 2009 10-K, we quantified the $79.2 million pre-tax gain from the 2008 sale of our joint venture interest in the Greater Gabbard Project and the impact of 2008 provisions of $32.7 million related to the London Connect Project.

In future filings, we will continue to highlight the more significant items in our segment MD&A discussions and quantify those that are material to the Company, unless such quantification could cause competitive harm.  In those instances where quantification could cause competitive harm, we will look for alternative ways, if practical, to communicate the significance of such items without providing competitively sensitive information.

In making these disclosures, we are cautious so as to not provide information that could competitively harm us.  For example, we generally would not provide margin information for a single project if it could enable our competitors to underbid us on similar projects or it could undermine our negotiating position with potential customers on similar projects.

We view providing margin data specific to the consolidation of a large mining project joint venture in the I&I segment as an example of disclosure that is not material to our overall results of operations and could cause us competitive harm.  This is because the client is expected to put out for bid similar projects in the same country and, as such, we strongly believe that disclosing margin information for our existing project would provide competitors with information that they could use to our disadvantage.  It is also worth noting that we are disclosing 2009 revenue associated with this project in Footnote 13, “Variable Interest Entities,” so that even a somewhat general quantification (e.g., “X% of the margin decline is due to this change”) could cause competitive harm since competitors would be able to calculate the amount of segment profit associated with the project if they were provided such additional information.  As disclosed in the I&I segment MD&A of the 2009 10-K, the consolidation of this project’s results in 2009 depressed segment margins because 100 percent of the project’s revenue is reported by the segment, but only our (55 percent) share of the segment profit.  In Footnote 13 of the 2009 10-K, we stated that $1.5 billion of revenue was recognized for this project in 2009, and new awards of $2.9 billion and $50 million were recorded for 2009 and 2008, respectively, related to the project.  For explanations in future filings of the negative impact on segment profit margin of the consolidation of this project joint venture, we will duplicate in the MD&A discussion the revenue recognized in the respective periods.  As such, a reader will be able to better understand the significance of the explanation, without us disclosing the competitively sensitive margin information.

Please refer to Exhibit A to see what our revised disclosure would look like for the comparison of I&I segment results for 2009 vs. 2008 on page 32 of the 2009 10-K.

Item 15.  Exhibits and Financial Statement Schedules, page 50

3.              It appears that you have omitted the schedules and exhibits referenced in your Amended and Restated Credit Agreement dated September 7, 2006.  Please file with your next periodic or current report, a complete copy of this credit agreement, including all schedules and exhibits referenced therein.  See Item 601(b)(10) of Regulation S-K.

Response:

We will file with our Form 10-Q for the quarter ended June 30, 2010 a complete copy of the Amended and Restated Credit Agreement dated September 7, 2006, including all schedules and exhibits referenced therein.

4.              We note your disclosure in third full paragraph on page two that “letters of credit…are critical to [y]our business.”  Please file with your next periodic or current report your $500 million letter of credit as referred to on page 41, which should include all schedules and exhibits referenced therein, or explain to us why you believe this agreement need not be filed.  Please refer to Item 601(b)(10) of Regulation S-K.

Response:

We will file with our Form 10-Q for the quarter ended June 30, 2010 our $500 million Letter of Credit Facility Agreement dated September 16, 2009, including all schedules and exhibits referenced therein.

Consolidated Financial Statements

Note 1 — Major Accounting Policies, page F-7

5.              In future filings, please revise your engineering and construction contracts accounting policy disclosure to clarify if you also record profit on claims and unapproved change orders at the time you recognize revenue.  Please also revise to disclose if your cost of revenue includes an allocation of depreciation and amortization.

Response:

In future filings, we will revise our engineering and construction contracts accounting policy disclosure to clarify that we do not record profit on claims and unapproved change orders at the time we recognize revenue.  We will also revise our disclosure to note that our cost of revenue includes an allocation of depreciation and amortization.

Note 4 — Retirement Benefits, page F-17

6.              Please tell us how you considered ASC 715-20-50-4 in deciding to aggregate your disclosures about pension plans and other postretirement benefit plans outside the United States with those for the plans inside the United States.

Response:

ASC 715-20-50-4 states that “a U.S. reporting entity may combine disclosures about pension plans or other postretirement benefit plans outside the United States with those for U.S. plans unless the benefit obligations of the plans outside the United States are significant relative to the total benefit obligation and [emphasis added] those plans use significantly different assumptions.”  As disclosed in Note 4 beginning on page F-17 of the 2009 10-K, the Company has four non-U.S. defined benefit pension plans that are located in Australia, Germany, the United Kingdom and the Netherlands.  In considering ASC 715-20-50-4, management concluded that the benefit obligations of the pension plans outside the United States could be considered significant relative to the total benefit obligations.  However, because the assumptions used by pension plans outside the United States were not significantly different from those of the U.S. pension plan, management concluded it was appropriate to aggregate the disclosures.

The most significant weighted-average assumptions for the U.S. and non-U.S. defined benefit pension plans for 2009 are as follows:

	U.S.	Non-U.S.
For determining projected benefit obligation at year-end: Discount rates	6.50%	5.75%

For determining net periodic cost for the year: Expected long-term rates of return on assets	8.00%	6.25%

As disclosed on page F-18, “if the discount rates were reduced by 25 basis points, plan liabilities would increase by approximately $33 million,” of which $8 million is related to the U.S. pension plan and $25 million is related to the non-U.S pension plans.  If the discount rates for the non-U.S. pension plans in 2009 were increased to agree to the discount rate used by the U.S. pension plan, the total projected benefit obligation would have decreased by 6 percent.  Management believes the impact to the total projected benefit obligation is immaterial, and therefore the discount rates for the U.S. pension plan and the non-U.S. pension plans are not significantly different.

Also as disclosed on page F-18, the Company’s expected long-term rate of return on asset assumptions utilizing historical returns, correlations and investment manager forecasts are established for each major asset category including public U.S. and international equities, U.S. private equities and fixed income securities.  If the non-U.S. pension plans’ expected long-term rate of return were increased to agree to the U.S. pension plan’s expected long-term rate of return, total pension expense would have decreased by approximately $8 million, or 11 percent, for the year ended December 31, 2009.  Additionally, earnings before taxes would have increased by less than 1 percent for 2009.  Management believes that the less than 1 percent impact on earnings before taxes is immaterial, and therefore the expected long-term rates of return on assets for the U.S. pension plan and the non-U.S. pension plans have been determined to not be significantly different.

In summary, ASC 715-20-50-4 permits the combined disclosures of pension plans outside the United States with those for U.S. plans unless the benefit obligations of the plans outside the United States are significant relative to the total benefit obligation and those plans use significantly different assumptions.  While management concluded that the benefit obligations of the pension plans outside the United States could be considered significant relative to the total benefit obligations, the assumptions used by the U.S and non-U.S. pension plans are not significantly different.  In future filings, we will continue to assess the necessity for separate disclosure for our non-U.S. pension plans in accordance with ASC 715-20-50-4.

Note 13 — Variable Interest Entities, page F-35

7.              You indicate on page F-35 that you identified a number of partnerships and joint ventures to be variable interest entities, however, most did not meet the consolidation requirements of ASC 810 and therefore were unconsolidated.  You disclose on page 15 of your Form 10-Q for the period ended March 31, 2010 that the adoption of SFAS 167 (codified in ASC 810-10) had no impact on your financial position, results of operations or cash flows.  Please specifically tell us how you determined that you were not the primary beneficiary of GeneSYS and Fluor-Transurban and therefore, they did not need to be consolidated as of March 31, 2010.

Response:

General

With the adoption of SFAS 167 (codified in ASC 810-10), we assessed each variable interest entity (VIE), with a qualitative approach, to determine if we were the primary beneficiary.  We considered ourselves to be the primary beneficiary if we had both (1) the power to direct the economically significant activities of the VIE and (2) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE.  In order to determine if we were the primary beneficiary, we examined all of the contractual agreements associated with each of our VIEs to define the ownership structure, equity investment at risk, distribution of profits and losses, risks, responsibilities, indebtedness, voting rights and board representation of the respective parties.  In addition, we considered all parties with direct or implicit variable interests when determining the primary beneficiary of a VIE.

GeneSYS

GeneSYS is a joint venture between Fluor Corporation (45 percent owner) and HSBC (55 percent owner) that was formed to design, build, maintain and finance a significant upgrade to the integrated transmission network throughout England’s motorways for the U.K. Secretary of State for Transport (the Highways Agency).  Profits and losses are allocated based upon the ownership percentages.  GeneSYS has debt, but it will never be an obligation to either party because it is non-recourse to the joint venture.  Both Fluor and HSBC have equal representation on the board of directors that governs the joint venture, with both parties needing to agree on all key economic decisions made at the board level, such as the operating plan, budget and management changes.  The construction phase of the project was subcontracted to Fluor by the joint venture and completed in late 2007.

With the completion of construction, the project entered the final phase of the project, the eight-year operations and maintenance (O&M) phase.  During this phase, the primary economic risks for the project relate to providing transmission services, which are predicated on the reliable operations of the network and the timely and successful execution of call-off services (i.e., work associated with upgrading the network).  Providing these services is the primary responsibility of Alcatel and Peek, who have been subcontracted these services by GeneSYS through a subcontract with Fluor.  The subcontracts with Alcatel and Peek were directed by the Highways Agency and entered into contemporaneously with all other significant contracts related to the joint venture (e.g., shareholder agreement, loan agreements, project agreements, etc.) and cannot be terminated without prior authorization from the Highways Agency.  Additionally, Alcatel and Peek are both mentioned in the original project agreement between GeneSYS and the Highways Agency.

Even though the O&M project is with Fluor (because the Highways Agency only wanted to deal with a single contractor), the terms of the O&M contract have been flowed down to Alcatel and Peek, including limitation of liability clauses.  As such, if there is non-performance under the O&M contract, there is a reduction in the basic service charge that GeneSYS and Fluor are to receive, and this reduction can be contractually flowed down to both Alcatel and Peek.  Alcatel and Peek are not direct holders of variable interests, but the nature of their involvement with the project since project inception and their potential for participation in the expected losses or residual returns of the joint venture make them significant implicit holders of variable interests.

Alcatel provided services and materials totaling approximately 60 percent of the cost of the construction phase of the project. Now, during the O&M phase, Alcatel’s scope of work is to keep the system operational, provide spare parts and ensure the system is continually upgraded to protect against technological obsolescence.  Furthermore, Alcatel has an agreement directly with the Highways Agency which extends all terms of Alcatel’s subcontract with Fluor to the Highways Agency, including requirements to maintain service and to technologically refresh the system even if GeneSYS is terminated.  The extent of Alcatel’s current scope of work, the importance of the day-to-day decisions that Alcatel makes during project execution, and the existence of Alcatel’s direct warranty with the Highways Agency are evidence that Alcatel bears the primary risk and responsibility for the successful operation of the system and has the power to direct the most economically significant activities of the joint venture. Alcatel also has the obligation to absorb losses of, or the right to receive benefits from, GeneSYS that could potentially be significant to the joint venture.  As such, Fluor is not the primary beneficiary of GeneSYS and should not consolidate the results of the joint venture.

Fluor-Transurban

Fluor-Transurban is a joint venture between Fluor Corporation (10 percent owner) and Transurban (USA) Inc. (90 percent owner) that was formed to develop, finance, design, construct, operate and maintain the addition of regular traffic lanes and High Occupancy Toll (HOT) lanes, as well as interchange improvements, on 14 miles of the I-495 Capital Beltway in northern Virginia for the Virginia Department of Transportation.  As of March 31, 2010, Fluor had contributed $14 million to the joint venture (vs. a total equity commitment of $35 million) and Transurban had contributed $122 million (vs. a total equity commitment of $315 million).  Profits and losses are allocated based upon the ownership percentages.  The Fluor-Transurban joint venture has debt, but it will never be an obligation to either party because it is non-recourse to the joint venture members.

Decision making of Fluor-Transurban is governed by a shareholders agreement.  The most significant decisions of the joint venture are controlled by Transurban in that voting is in accordance with the partners’ equity interests.  Some governance issues require unanimous consent of both partners, but they are not significant with respect to the overall performance of the entity.

The joint venture subcontracted the design and construction of the toll road to Fluor-Lane LLC, of which Fluor has a 65 percent interest in a $1.3 billion contract.  Fluor’s exposure during the design and construction phase of the project is reduced through its partnership with Lane (35 percent ownership interest).  Because of its controlling interest and power to direct the economically significant activities over the construction contract, Fluor consolidates Fluor-Lane.  Through its 90 percent ownership interest in Fluor-Transurban, Transurban has the ability, without hindrance or restriction, to enforce its rights under the design-build contract with Fluor-Lane (including the termination of the contract). Fluor-Lane will complete the construction of the toll road over approximately five years and has a five-year warranty period.  Transurban is providing the technology and equipment for the toll road under the Fluor-Lane construction contract.

The Fluor-Transurban joint venture has subcontracted the management, operations and maintenance of the toll road to Transurban over an 80-year concession period.  Under this agreement, revenue of $10.3 billion is expected to be generated over the 80 years.  The risks associated with the potential toll revenues as modeled (due to volume changes, the impact of competing roads and methods of transport, operability of the tolling system, quality of enforcement, etc.) and O&M cost streams as modeled (impacted by toll road wear and tear due to weather and use, labor rates, inflation, etc.) during the 80-year concession period are those that most significantly impact the joint venture’s economics and variability.  Through their controlling interest in the joint venture, their larger equity investment at risk, and their subcontract to perform the O&M services over the 80-year concession period, Transurban has the power to direct the most economically significant activities of the joint venture and the obligation to absorb losses of, or the right to receive benefits from, Fluor-Transurban that could potentially be significant to the joint venture.  As such, Fluor is not the primary beneficiary of Fluor-Transurban and should not consolidate the results of the joint venture.

Definitive Proxy Statement on Schedule 14A filed March 15, 2010

Executive Compensation

Compensation Discussion and Analysis, page 22

Establishing Executive Compensation, page 23

8.              We note that you benchmark your executive compensation against the 50th percentile of the peer group data you collect.  In future filings, please indicate where actual executive compensation amounts fall relative to benchmarked levels.  In addition, to the extent amounts fall significantly above or below those targeted amounts, you should discuss the reasons for such variance.

Response:

On page 24 of our proxy statement, we state that we benchmark executive compensation (i.e., base salary, base salary plus annual incentive compensation, total direct compensation and perquisites) against the 50th percentile of the peer group data we collect.  Later in the proxy, we provide more detail with respect to certain of those elements and indicate where compensation amounts fall relative to the benchmarked levels.

For example, on page 25 of our proxy statement, we state that base salary ranges for positions held by named executives are determined by setting the midpoint of the base salary range at the 50th percentile, and the minimum and maximum of the ranges at approximately the 40th and 60th percentiles, for similar types of executives within the compensation peer group. We further state that the individual named executives’ base salaries were all within their competitive ranges.

Similarly, on page 26, we state that all named executives were provided an annual incentive target percentage of base salary that approximated the 50th percentile of target award percentages for executives with similar job titles within the compensation peer group.  On page 28, we state that the total dollar award value for our long term incentive program was targeted and granted at approximately the 50th percentile of the compensation peer group.

In future filings, we will indicate where the benchmarked executive compensation amounts fall relative to the benchmarked levels and, to the extent any amounts fall significantly above or below the targeted amounts presented, discuss the reasons for such variance.

*  *  * *

Fluor Corporation acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (469) 398-7200 if you have any questions or require further information.

Sincerely,

/s/ D. Michael Steuert

D. Michael Steuert

cc:	Hagen Ganem, Securities and Exchange Commission
Lisa Haynes, Securities and Exchange Commission
Pamela Long, Securities and Exchange Commission
Alan L. Boeckmann, Fluor Corporation
Glenn C. Gilkey, Fluor Corporation
Wendy A. Hallgren, Fluor Corporation
Carlos M. Hernandez, Fluor Corporation
Gary G. Smalley, Fluor Corporation
Billie I. Williamson, Ernst & Young LLP

EXHIBIT A

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Operations — Industrial & Infrastructure (page 32 of the 2009 10-K)

2.              The following reflects what our revised disclosure would look like for the comparison of Industrial & Infrastructure segment profit and segment profit margin for 2009 to 2008, based on changes suggested.  (Changes to the original disclosure are underlined.)

Segment profit and segment profit margin for 2009 declined compared to 2008 primarily because the prior year included a pre-tax gain of $79.2 million from the sale of the Company’s joint venture interest in the Greater Gabbard Project, offset somewhat by the impact of 2008 provisions totaling $32.7 million related to the London Connect Project. Segment profit margin in 2009 was also negatively impacted as the result of a significant shift in the mix of work from higher margin engineering and feasibility studies to lower margin construction activities in the manufacturing and life sciences and mining and metals business lines, the continuation of the downturn in the life sciences market and reduced margins on Greater Gabbard Project execution activities in the infrastructure business line. In addition, the segment experienced lower margins in 2009 as the result of the consolidation of a large mining project joint venture in which the segment reports all of the joint venture’s revenue, but only the segment’s share of the joint venture’s profit.  Revenue of $1.5 billion and $34 million was recognized for this project in 2009 and 2008, respectively.